INVEST IN VIRTUAL STOREFRONTS BY USPACE®

2 Out Of 3 Main Street Shops Have No Web Solution, We're Ending That For Good


Total clicks
94
Total impressions
4.82K
Average CTR
2%
Average position
22.3
Clicks
9
6
3
0
11/1/22
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puttingmainstreetonline.com Andrews NC

SaaS Retail B2C

Highlights

1. $1000s of sales have been enabled at local shops by shoppers using Virtualstorefronts.com
2. Gives millions of Main Street shops access to an effortless website solution in 5 minutes for $18/mo
3. 8 in 10 merchants who see a demo buy a Virtual Storefront on the spot
4. 68% of our Storefront customers use as a complete website solution, 100% improve search results
5. Over a dozen Merchant businesses have invested as much as $2200 each
6. Virtual Storefronts are not technically complex. Our path to profitability is direct and scalable.
7. As easy to update as a Facebook profile, costs $99 pilot/$199 retail per year
8. Your equity in Unpublished Space, LLC is real ownership that could pay dividends each year we profit

LEAD INVESTOR



Jerry Cox

"Business doesn't change that much. It's how you do business that changes." With 50 years running his own businesses providing services to other businesses across the Southeast, Jerry Cox knows something about what it takes to passionately serve the business community; deliver a quality product; and build lasting business relationships. As an embroidery expert to NASCAR legends in the 1980s, Jerry trained with a pioneering embroidery programmer in Greensboro, North Carolina before running his own business programming embroidery stitching right here in Andrews. As an integral part of a rocket fast production chain for the fastest stock cars in the world, he would translate drawn designs to stitching programs, then record his programs on paper tape in rolls (many of them) in as little as 24 hours using one of the earliest Apple computers, an Apple Lisa. Jerry's stitching programs were delivered from Andrews to Sylva, North Carolina by courier where custom-stitched NASCAR jackets were produced and shipped to Charlotte in as little as 24 hours. As computers developed, so did the sophistication of Jerry's productions, including programming for a 200,000 stitch Guy Harvey Sailfish jacket design, a design that took 8 hours of automated stitching to complete. Jerry also contracted for over a decade with DeMoulin Bros., the nation's largest collegiate and high school band uniform producer, where he produced thousands of digitized mascot and logo embroidery designs for their uniforms. After selling his Andrews-based business Creative Sportswear, Inc in 2020, today Jerry designs, sources and sells to merchants across the Southeast a custom made, top-of-the-line trucker style cap at Stofro.com/YouDesignYourOwn. (You could visit his "real" website but he hasn't had a webmaster who responds to emails for over a year.)As the times have changed, so has the way Jerry does business. Today he works with a global production chain to produce superior quality trucker hats for his customers. And instead of lingering with his current stand-alone website, Jerry has chosen to move his web presence to the one he controls himself - to a Virtual Storefront - where business itself stays the same, but where how we do business locally is about to get a lot better.

Invested $25,000 this round

Our Team



Tobin Brogunier Founder, CEO and Inventor of Virtual Storefronts

Tobin has spent over 20 years working with the most sophisticated media publishing and technology tools in the biggest cities in the US including NYC MPLS SF & ATL. He brings his love of enterprise solutions to take our local shops to the next level.

Local Merchants are a forgotten, underserved group in the tech sector. If you aren't a business that is online, you can't market your shop online and you can't be an online search result. You can't add a link to your website on a newspaper ad or put it on your rack card. We solve this problem in a way that conserves Merchants' limited resources.



Raymond Miller Lead Merchant Ambassador

Our Merchant Ambassador retired as a DoD Security Manager at the Pentagon with over 34 years of service. He has held management roles at the Defense Financing Accounting Service (DFAS); Dept. of Army Military Intelligence (DAMI) and HQMC I&L.



Marta Nosaliuk Director of Development

Technology CEO of AreasCode and veteran account manager working at top Ukrainian global enterprise technology firms. Marta seamlessly coordinates business operations and technology teams to achieve best in class levels of productivity.



Brandon Emerson



JC Christensen



Greg Morin



Mike Boyle



Tobin Sprout

"The reason I've been procrastinating on making my website."

- Timi Godin, Curiosity Shop Books & Gifts


VIRTUAL
STOREFRONTS™
Always Local, Nationwide
No Time Commitment
No Setup Fee
A $500 Keyword List
Keywords Often Create Google Local Results
Keywords Often Create Organic Google Results
You Can Add Directly To Google Business Listing
No Domain Registration
No Website Hosting
No Webmaster
$1000's On Website & Online Marketing Saved
Easier To Edit & Clearer Than A Facebook Page
Organized Information
You Control It

From the Virtual Storefronts Trifold Sales Brochure

> *Follow This Campaign; Follow Tobin's Public Facebook Posts*

The Problem: **Main Street Is Not Online**

We have found in our 2021 pilot in Cherokee County, North Carolina that 2/3 of rural businesses simply do not have a website for their shop. This makes them nearly invisible to Google local results; locks them out of search engine results; and makes what they offer nearly impossible for local shoppers to figure out without actually walking in the door.

Big tech solutions have failed basic usability tests and are not widely adopted. Google My Business, Square, Squarespace, Wix, Shopify and Etsy have all provided solutions that demand too much time and technical knowledge of the local business owner.

Review sites like Yelp and TripAdvisor don't offer control and are nearly universally disliked by business owners who are held hostage to the reviews and ratings of an increasingly angry and loose-cannon public.

Facebook can return some search results based loosely on what a shop posts, but generally provides a 'pay to be seen' model and a page format that is impossible for the shoppers who are willing to go on Facebook to find clear information.

Main Street businesses need a solution to a problem 20 years in the making without a clear solution.

The Solution is PuttingMainStreetOnline.com

Virtual Storefronts aims to be one of the easiest and fastest combined Website & SEO Solutions available. Being found online is what being in the yellow pages and what having a prominent store-front used to be pre-internet. It's as important as having a phone line. 68% of our customers didn't have a website before signing up with VS. Now they not only have a website solution, they have an SEO and local shopper solution — all for only $199 a year or $18 per month.


Our Ambassadors Help Load Your Storefront With Info For Shoppers
Station House Cohosting
14 Highlight photos with captions
Featured Items

Merchant Ambassadors build every Storefront with a set of "Storefront keywords" Google crawls to learn what the business offers locally.


Total clicks
94
Total impressions
4.82K
Average CTR
2%
Average position
22.3
Clicks
Impressions
9
6
3
0
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0
11/1/22
11/6/22
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12/16/22

According to Google, since November 1, 2022, links to just 73 Pages (what we call "Storefronts") on Virtualstorefronts.com were displayed 4,820 times in Google Search Results featuring many of the 5,500+ Storefront keywords currently published on Virtualstorefronts.com (Published December 18, 2022)

Virtual Storefronts gives local shops a push-button solution for SEO. Our entire ecosystem is built specifically for local, owner-operated businesses. We work with Owner-Operated Businesses because they understand a smart buy when they see it — it's why 80% of them buy into Virtual Storefronts on the first presentation.

Watch how anyone with no technical skills can create a website in 5 minutes.

Virtual Storefronts Save Local Business Owners Major Costs And A Huge Headache

Question: It's 2022, why aren't business owners making a website?
Answer: It's 2022, everyone knows what a pain in the butt it is to run a website.

You can probably skip this part if you already know the headache of making a website:

> ***Here are a few of the things a local business owner might have to do to run their own website in 2022: Find a domain name that works. Find a domain name that's not taken. Register that domain. Never forget to renew that domain every year. Find a company to host their domain. Pay extortion prices for basic services like a Security Certificate from their commercial host. Find a web designer to build their website. Work with web designer to create accurate and compelling content on their website. Change your web designer's work. Approve your designer's work to be published. Pay someone to optimize your site for Google Search. Field five unsolicited calls a day on your business phone from robot callers selling their plan to "make you the #1 search result on Google." Field calls from 3rd party sales teams selling e-commerce solutions for Main Street shops. Buy that product and spend the next three months uploading your inventory so you can sell merchandise online. Fail to compete with the massive and perfectly optimized e-commerce equivalent of your business. Lose money. Attempt to get your web designer to update your page. Figure out you need to pay a site administrator every month to keep your website current. Log into your WordPress site and spend the next 3 hours creating a blog post that doesn't display ridiculously sized fonts when it's published.***


VIRTUAL STOREFRONTS.com
Big Cash+Time Cost VS. No Time+Low Cost 6
WordPress up to $2,000/yr
Google up to $1,200/yr
facebook up to $1,200/yr
shopify up to $948/yr
Total X up to $5,348/yr
VIRTUAL STOREFRONTS.com
• Free assisted setup
• Merchant controlled Storefront Profile
• All-inclusive
• Fixed rate
$99/yr

A Side-By-Side Comparison Of Website Costs For Our $99 Pilot Customers In 2021. Virtual Storefronts is now $199/yr and $18/mo Retail in most markets.

As Executive Director Sherry Raines of The Cherokee County Chamber of Commerce put it:

> *"With Virtual Storefronts you don't have to follow the ever changing rules and protocols that are coming down the pike because the internet is always changing. You clean out the cat-box for your customers."*

Leading Economic Developer Scott Hamilton, President and CEO of North Carolina's Golden LEAF Foundation said about Virtual Storefronts:

> *"Store owners using your platform as their web presence certainly has a real impact on their bottom line."*

With VS, Main Street Shops Work Together To Gain Their Corporate Competitors' Advantage: Sheer Size

The amount of time, money and effort that can go into a single website is massive. And when you're finished, you are still just a single drop of water floating in the ocean of the internet, waiting to be discovered by search engines.

With Virtual Storefronts, you don't just create a website loaded with the keywords search engines love, but your business works together with every other business on the network to create one GIANT website of exclusively Main Street businesses.


VIRTUALSTOREFRONTS.COM
YOUROLDWEBSITE.COM
LOCAL SHOPS
THE INTERNET

You Get Real Ownership In A Private Company (This Recently Became Possible), And You Get Paid Cash Each Year We Distribute Profits (Old School Ownership)

This is the very best time to buy shares in our company.

A handful of years ago, you'd have to be a millionaire to own shares in this company. This is an extraordinary opportunity to invest in Main Street instead of Wall Street, where retail investors have been stuck until now.

As an investor, you are buying real equity that pays dividends every year if we distribute profit to shareholders in the future.

Early scaled projection (capturing 30% of the market in 4-6 years) shows $422 million profit on $2.6 billion in sales.

"An investment of $2200 (220 shares) would collect $46,420 in a year we distribute $422 million in profits, a distribution of $211 per $10 share." (Important Disclosure: This projection and all projections we make about potential future profits is a future projection that cannot be guaranteed.)

Today, you may claim ownership of your own shares of Virtual Storefronts as we offer over $1,000,000 in equity to the public at $10 per share.

Working With Economic Developers & Digital Marketing


VIRTUAL STOREFRONTS™
ANDREWS
SPRING
FLING
2022
Putting
Main Street
Online.com

A prototype promotion for the Putting Main Street Online Fundraiser. Each QR code is a link directly to that shop's storefront. Any town with Virtual Storefronts can create this.

We have partnered with economic developers in neighboring counties and towns Robbinsville, Sylva and Hayesville to bring Virtual Storefronts to their memberships.

As we partner with local economic development organizations, we will approach local merchants online with targeted digital marketing to bring sales of Virtual Storefronts right onto their screen.

Our job is to provide an awesome tool and network to support the local people promoting Main Street and the local shops they support.

Putting Main Street Online Is A National Story

When Virtual Storefronts had just 20 shops online in May 2021, we had already had our first full-length national news feature on a top 100 news podcast.

In November 2021, a British business journal featured Virtual Storefronts.

Earlier in 2022, the online journal of record for rural America, The Daily Yonder, did a feature on our pilot program.

The problem of getting Main Street online is persistent and anything but solved.

What all these writers, editors, podcasters, economic developers, and fans of Main Street understand is that, upon careful examination, Virtual Storefronts is designed to get the job done.

The #1 reason Virtual Storefronts will succeed is that Main Street shops want to participate and join us because they see in us something they have never seen before.

Virtual Storefronts gives the people who care about Main Street a way to achieve the goal of rewiring the economy to favor local businesses and funneling piles of cash into local job creation, local education, local infrastructure and local prosperity.

Virtual Storefronts is a story for every stakeholder to embrace and make their own.

We Aim to Hit $500,000 In Revenue By Expanding Into The 18 Counties Of Western North Carolina

Our expansion positions us to begin offering and monetizing Upgraded Feature sets to our client base such as:

- Keyword tier upgrades
- Featured business positioning in our digital marketing
- Tech solutions for existing owner marketing problems like Google My Business setup - a frequently requested service
- Upgraded Storefront features like the image-rich Highlights and Feedback sections we are already beta testing
- Area Live Feeds, launched at the end of 2022 in Andrews and Murphy, offer each Storefront 3 Posts per week. We plan to sell upgrades to increase the number of posts a Storefront can share per week.
- Push Notification marketing bundles
- Local keyword search insights to inform what local shoppers are looking for
- Live Feed licensing locally and to tourist tech like Airbnb
- Monthly subscription upgrade Chat & Checkout - our “inventory free” text chat commerce (or “c-commerce”) solution for Main Street businesses.
- We have an entire secondary market of Local Organizations who are qualified to purchase Virtual Storefronts - including organizations already on Virtual Storefronts
- We are developing Sales and Ambassador teams to onboard in our region and in select markets across the Northeast and Midwest regions.

An Edge In The Market

- We are one of ‘first-to-market’ for technology that puts Main Street businesses in their own network and in control of their online presence.
- Because of wide adoption and recognition of the value of our product by a broad-range of business owners, the Total Available Market in the U.S. is open to us - about 20M local businesses.
- A passionate and growing team of volunteer and part-time Merchant Ambassadors are training to do on the ground work in new markets

- A growing network of local leaders is embracing our vision, including many leading economic developers in North Carolina and across the United States
- Our costs are lower than most tech companies because we eliminate or limit the most expensive costs in the industry - specifically out of control publishing by the public (hence our company name Unpublished Space LLC trademarked USPACE®).
- Local businesses love us for this because it saves them online work and Online Review Attack headaches.
- Virtual Storefronts enables what is currently a scarcity: Real life relationships with real humans, not more screen time and isolation - which we have in abundance.
- Our company can to grow into the next generation of tech because Main Street businesses are aligned to build consumer technology that respects customer privacy. Because local businesses have relationships with their customers in real life, they don't need to spy on their customers online. Either do we.
- As a bridge connecting online Shoppers to offline Shops, Virtual Storefronts is the right tool to serve the mission of every single person who wants Main Street to succeed.
- Our business is to serve our customers; listen to feedback and make a constantly evolving product. We believe being servants to our customers is the path to success.
- Virtual Storefronts deliver a truckload of solutions to the businesses that are the economic backbone of our country with an awesome product that is no-hassle.

*For Hannah Johnston of **https://Virtualstorefronts.com/HomespunHobbies**, her business technology is a major headache. Virtual Storefronts helps her complete her dream life because as she says here, "I like technology without the work."*

Read testimonials from local and state leaders at PuttingMainStreetOnline.com, including Mayor of Andrews, NC James Reid, Mayor of Murphy, NC Tim Radford, Director of Cherokee County Chamber of Commerce Sherry Raines and President and CEO of North Carolina's Golden LEAF Foundation Scott Hamilton.

Video Music: "Unfoldment, Revealment, Evolution, Exposition, Integration, Arson" by Chris Zabriskie